May 7, 2025

Paul F. Hickey
Chief Executive Officer
ReShape Lifesciences Inc.
18 Technology Dr., Suite 110
Irvine, CA 92618

       Re: ReShape Lifesciences Inc.
           Draft Registration Statement on Form S-3
           Submitted May 2, 2025
           CIK No. 0001427570
Dear Paul F. Hickey:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Brett Hanson, Esq.